September 15, 2006

Via EDGAR and Overnight Service

Securities and Exchange Commission

Office of Global Security Risk

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 0407

Washington DC 20549

Attn:	Cecilia D. Blye, Chief
Jack Guggenheim
Office of Global Security Risk

cc:	Larry Spirgel
Kyle Moffatt
Division of Corporation Finance

RE:	Carrier Access Corporation
Form 10-K for the fiscal year ended December 31, 2005
File No. 000-24597

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission received by fax letter dated September 6, 2006 relating to the above referenced Annual Report on Form 10-K (“Form 10-K”) of Carrier Access Corporation (the “Company”). To facilitate the staff’s review, we have recited the comments from the staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the year ended December 31, 2005

General

1.

We note news reports that you have paid fines to the United States Treasury’s Office of Foreign Assets Control and the Department of Commerce’s Bureau of Industry and Security to settle charges of past improper dealings with Iran. We additionally note that it appears from your website that you may provide on-site training in Cuba, Iran, North Korea, Sudan and Syria. Your 10-K does not include any information regarding contacts with these countries. In light of the fact that Cuba, Iran, North Korea, Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, if any, whether through subsidiaries, distributors, or other direct or indirect arrangements. Discuss the materiality to you of such contacts, individually and in the aggregate; and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Describe any potential military applications of products and/or services you have provided to Cuba, Iran, North Korea, Sudan or Syria.

Please refer to our response below.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, North Korea, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba, Iran, North Korea, Sudan and Syria.

Regarding the Commission’s request for information on any past, current, and anticipated contacts with the prohibited countries, if any, whether through subsidiaries, distributors, or other direct or indirect arrangements, please note the following. In 2002, the Company became aware that two (2) sales of its telecommunication products that it had made to a Canadian corporation, Swiss Telecom, Inc., and which it shipped to the United Arab Emirates (UAE), were actually transshipped by the customer from UAE to Iran. The total invoiced amount for the shipments to Swiss Telecom, Inc. was $30,780.46. After Carrier Access discovered these shipments, as well as support services provided via telephone to persons in Iran, Carrier Access voluntarily disclosed the shipments and support calls to the Office of Foreign Assets Control (“OFAC”), U.S. Department of Treasury, and Office of Export Enforcement, Bureau of Industry and Security (“BIS”), U.S. Department of Commerce. Carrier Access also successfully secured the partial return of the shipments from the UAE. The Company fully cooperated with OFAC and BIS and entered into civil settlements with OFAC for $13,000 on January 23, 2003 and with BIS for $61,600 on November 22, 2005, completely resolving both voluntary disclosures. Given the limited nature and amounts involved, we did not believe that the foregoing contacts that occurred in 2002 represented a material investment risk warranting disclosure in the Form 10-K under review. We believe that at least in part due to the Company’s cooperation with the OFAC and BIS, on June 7, 2006, the BIS issued a ten-year denial order against Swiss Telecom and Teepad Electronic General Trading, the company located in the UAE. See In the Matter of: Swiss Telecom, 777 Bay the Wicket, P.O. Box 46070, Toronto, ON M5G 2P6, Respondent; Decision and Order, 72 Fed. Reg. 32920-32923 (June 7, 2006) and In the Matter of: Teepad Electronic General Trading, P.O. Box 13708, Murshed Bazar, Dubai, UAE, Respondent; Decision and Order, 72 Fed. Reg. 34596-34599 (June 15, 2006).

Other than the foregoing, the Company is not aware of any past, current or anticipated transactions involving prohibited countries, entities or nationals, either directly or indirectly.

In 2002, the Company implemented and continues to maintain an Export Compliance Program, including an Export Compliance Policy and Program Guide, to ensure that the Company and our employees comply with United States export laws, regulation and sanctions.

It is the Company’s mandatory policy to transact business in compliance with U.S. export laws and regulations, including but not limited to not transacting business with certain countries and entities (individual or companies) that have been identified by the U.S. government as prohibited (e.g. embargoed or terrorist-supporting countries or persons or entities appearing on the various prohibited lists).

Specific to the Commission’s comment that “it appears from your website that you may provide on-site training in Cuba, Iran, North Korea, Sudan and Syria”, please note the following: Through the “Support” tab/page1 on our website (www.carrieraccess.com), a customer is able to request on-site training. On that page, the customer selects its country from a pull-down list of all countries. Although the list is all-inclusive, a customer cannot obtain training in countries that have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions. Since 2002, we have not received any requests for training from anyone in the countries noted and if such a request from those countries had been made, they would be denied as a matter of Company policy. However, to further ensure compliance, we have removed from the pull-down list any country on the prohibited countries list. We continuously monitor the “prohibited country/entity” regulations including but not limited to U.S. Export Administration Regulations (15 CFR Parts 730-774) and OFAC’s regulations (31 CFR Parts 500-598), and in addition to notifying respective departments of any changes, we will remove any countries in accordance therewith.

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate the staff’s prompt attention and review. If we can facilitate the staff’s further review, or if the staff has any questions on any of the information set forth herein, please call me at (303) 442-5455.

Sincerely,

Roger Koenig

President and Chief Executive Officer

cc:	Brian Mandell-Rice, HEIN & ASSOCIATES LLP

Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati

Jose F. Macias, Wilson Sonsini Goodrich & Rosati

Kay Georgi, Arent Fox PLLC

[1]	http://www.carrieraccess.com/support/training/index.cfm/fa/form_for_onsite.htm